UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2023

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On January 5, 2023, Galmed Pharmaceuticals Ltd. (the “Company”) entered into a non-binding term sheet (the “Term Sheet”) for an equity investment in OnKai Inc. (“OnKai”), a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders. The Term Sheet provides for an investment (the “Investment Round”) of at least $2.5 million, of which the Company shall invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by the Company in OnKai through a Simple Agreement for Future Equity and which will convert at a 15% discount into series seed preferred shares upon consummation of the Investment Round). Assuming a $2.5 million Investment Round, the Company is expected to hold approximately 17% of the outstanding share capital of OnKai on an as-converted and fully diluted basis. The Term Sheet further contemplates, among other things, that the Company will be granted certain customary pre-emptive rights as well as registration rights, first refusal rights, co-sale rights and broad based weighted average anti-dilution rights, a board seat, and certain customary protective provisions. The closing of the Investment Round is subject, among other things, to the entry into of definitive documents and certain closing conditions.

The Company contemplates entering into a collaboration agreement with OnKai on or around the time of the consummation of the Investment Round in which the Company is expected to share resources with OnKai in enriching its AI platform. In addition, it is contemplated that Allen Baharaff will serve in as a board member with OnKai while continuing to serve as CEO of the Company.

OnKai is developing a proprietary technology, a “smart grid”, that maps local clinics serving millions of underserved Americans and streams to these clinics resources, including funding, specialists, training, and access to clinical studies. This is intended to facilitate faster clinical trial enrollment and provide clinical trials as a healthcare option in these communities by bringing novel medications, such as access to orphan drugs, to communities in need. The Company believes that it will potentially benefit in the future from enhanced access to a pool of clinical trial participants for the advancement of the Company’s product candidates.

This Report does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any securities that may be offered related to the Investment Round have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Cautionary Note Regarding Forward-Looking Statements

The information in this Form 6-K may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future, including statements relating to the Investment Round, including as to the entry into of definitive documents and consummation of the Investment Round described above. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Galmed discusses many of these risks in its Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on May 2, 2022 in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report, in our Reports on Form 6-K filed with the SEC on August 4, 2022 and November 16, 2022 and this press release. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to Galmed or persons acting on its behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this Report. Galmed undertakes no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: January 5, 2023	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer